UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                SEC FILE NUMBER
                                                0-13823
                                                CUSIP NUMBER
                                                302519103

(Check One):[    ] Form 10-K  [   ] Form 20-F  [ X ] Form 11-K  [   ] Form 10-Q
            [    ] Form 10-D  [   ] Form N-SAR [   ] Form N-CSR

                  For Period Ended:   December 31, 2007

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FNB UNITED CORP.
150 South Fayetteville Street
Asheboro, North Carolina 27203

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)   [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, 10-D, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 11-K for the FNB Retirement/Savings Plus Benefit Plan for the period ended December 31, 2007 within the prescribed time period without unreasonable effort or expense. The Registrant has experienced an unanticipated delay in the collection and review of information required for completion of the report, which has resulted in a delay in the audit process with respect to the plan's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark A. Severson            (336) 626-8300

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons way a reasonable estimate of the results cannot be made.

FNB United Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 30, 2008               By /s/ Mark A. Severson
                                      ------------------------------
                                     Mark A. Severson, Chief Financial Officer